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                                                       [Perkins Coie Letterhead]

                                  July 7, 2005

Mark P. Shuman, Branch Chief
Daniel Lee, Staff Attorney
United States Securities and
    Exchange Commission
Division of Corporation Finance
Washington, DC  20549

        RE:    CORILLIAN CORPORATION
               AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4 FILED JUNE 17, 2005
               FILE NO. 333-124848

Gentlemen:

        On behalf of Corillian Corporation, we enclose Amendment No. 2 to its Registration Statement on Form S-4. The Amendment, together with this letter, responds to the comments made by the staff in your letter of July 1, 2005. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Amendment No. 2, unless otherwise noted. We have included a marked copy, which shows changes from Amendment No. 1 to the Registration Statement, as originally filed on June 17, 2005, to the Amendment.

CORILLIAN CORPORATION
REGISTRATION STATEMENT ON FORM S-4
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        1. It appears that InteliData filed a Form 8-K on June 16, 2005 which requires incorporation by reference into your registration statement. In addition, it also appears that Item 12(a)(2) of Form S-4 requires the disclosure of information from InteliData's recent Form 10-Q in your prospectus or concurrent delivery with your prospectus of such Form 10-Q. Please advise.

        RESPONSE TO COMMENT NO. 1:

        The Company has revised the disclosure on page 98 to incorporate by reference the Form 8-K filed by InteliData on June 16, 2005. InteliData's Quarterly Report on
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July 7, 2005
Page 2

Form 10-Q will accompany the Proxy Statement/Prospectus, and the Company has added a reference to that fact in the Letter to Stockholders of InteliData.

        We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact Gwyn McAlpine at (503) 727-2091 or the undersigned at (503) 727-2044.

                                            Very truly yours,

                                            /s/ ROY W. TUCKER
                                            -------------------
                                            Roy W. Tucker

Enclosures

cc (w/o enc.):   Erich J. Litch (Corillian Corporation)
                 David Carter (Hunton & Williams LLP)